FBL Financial Group, Inc.
Exhibit 12 — Statement Re: Computation of Ratios
Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2008	2007	2006	2005	2004
		(Dollars in thousands)
Earnings
Pre-tax income (loss) from continuing operations	$(31,878)	$125,806	$133,488	$108,563	$92,492
Less: Minority interest	71	49	(126)	(159)	(105)
Add: Distributed income from equity investees	337	438	2,021	1,107	2,035

	(31,470)	126,293	135,383	109,511	94,422

Fixed charges	353,209	422,951	296,074	253,607	286,154
Less: Capitalized bonus interest	(7,095)	(9,636)	(3,886)	(1,233)	(48,951)
Less: Tax gross up on preferred stock	—	—	—	(805)	(766)
Add: Amortization of capitalized interest	4,141	6,255	5,985	5,461	6,792

Total earnings	$318,785	$545,863	$433,556	$366,541	$337,651

Fixed charges
Interest credited to contract holders	$325,313	$395,392	$279,257	$236,561	$223,543
Capitalized bonus interest credited to contract holders	7,095	9,636	3,886	1,233	48,951
Interest expense on debt	19,567	16,666	11,744	13,590	11,397
Tax gross up on preferred stock	—	—	—	805	766
Estimate of interest within rent expense	1,234	1,257	1,187	1,418	1,497

Total fixed charges	$353,209	$422,951	$296,074	$253,607	$286,154

Ratio of earnings to fixed charges	0.90	1.29	1.46	1.45	1.18

Earnings deficiency	(34,424)	—	—	—	—